AH
3/16/2004

04002836

CM

SECU[...] [...]OMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Farrand Financial Services, LLC
Farrand Investment Bankers DBA

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1815 North Surf Road, Suite 604
(No. and Street)

Hollywood, FL 33019
(City) (State) (Zip Code)

PROCESSING MAR 23 2004 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alfred Reeves (954) 258-5341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerstle, Rosen & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

980 North Federal Highway, Suite 205, Boca Raton, Florida 33432
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alfred Reeves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forward Financial Services, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

Signature

Chief Financial Officer

Title

Notary Public

Djamali Badaoui
My Commission CC973738
Expires October 8, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GERSTLE, ROSEN & ASSOCIATES, P.A.

Certified Public Accountants

Mark R. Gerstle, C.P.A. — *Robert N. Rosen, C.P.A.*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Farrand Financial Services, LLC
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Farrand Financial Services, LLC (d/b/a Farrand Investment Bankers, the Company) as of December 31, 2003 and the related statements of income changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farrand Financial Services, LLC (d/b/a Farrand Investment Bankers) at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation of the basic financial statements taken as a whole.

Gerstle, Rosen & Associates P.A.

Gerstle, Rosen & Associates, P.A.
Boca Raton, Florida
February 20, 2004

One Turnberry Place
19495 Biscayne Boulevard
Suite 705
Aventura, Florida 33180
Dade (305) 937-0116
Broward (954) 389-1616
Boca Raton (561) 347-8917
Palm Beach (561) 687-2192
Fax (305) 937-0128

Compson Financial Center
980 North Federal Highway
Suite 205
Boca Raton, Florida 33432
Phone (561) 447-4000
Fax (561) 447-4004

5100 Tamiami Trail North
Suite 103
Naples, Florida 34103
Phone (239) 262-1773
Fax (239) 263-0166

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
Current Assets		
Cash	$	7,985
Total Current Assets		7,985
Other Assets		
CRD Deposit		273
TOTAL ASSETS	$	8,258
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Current Liabilities		
Accrued Expenses	$	-
TOTAL LIABILITIES		-
MEMBER'S EQUITY		8,258
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,258

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Investment Banking Fees	$ 329,865
TOTAL REVENUES	329,865
OPERATING EXPENSES	
Administrative	337,949
TOTAL OPERATING EXPENSES	337,949
INCOME (LOSS) FROM OPERATIONS	(8,084)
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(8,084)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (8,084)

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Adjustments to Reconcile Net Income (Loss) to Net Cash Used in Operating Activities:		
Net Income (Loss)	$	(8,084)
Decrease in CRD Deposit		70
Net Cash Used in Operating Activities		(8,014)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Member's Contributions		9,000
Net Cash Provided by Financing Activities		9,000
DECREASE IN CASH AND CASH EQUIVALENTS		986
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2002		6,999
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2003	$	7,985
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income Taxes Paid	$	-
Interest Paid	$	-

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

MEMBERS' EQUITY, DECEMBER 31, 2002	$	7,342
MEMBER CONTRIBUTIONS		9,000
NET INCOME (LOSS)		(8,084)
MEMBER'S EQUITY, DECEMBER 31, 2003	$	8,258

The accompanying notes are an integral part of this financial statement.

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Farrand Financial Services, LLC (d/b/a Farrand Investment Bankers, the Company) was organized as a limited liability company on January 18, 2000 under the laws of the State of Delaware. The Company is a securities broker-dealer, restricted to private placements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables, accounts payable or notes payable.

Impairment of Long-Lived Assets

The Company adopted FASB Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires that impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell. There have been no material adjustments for impairments of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company was organized as a limited liability company (LLC). As such, the members of the LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

SUPPLEMENTARY SCHEDULE

FARRAND FINANCIAL SERVICES, LLC
(D/B/A FARRAND INVESTMENT BANKERS)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL		
Member's Equity	$	8,258
Deduct Member's Equity Not Allowable for Net Capital		-
Member's Equity Qualified for Net Capital		8,258
Additions		-
Total Capital and Subordinated Borrowings		8,258
Deductions		
Total Nonallowable Assets		273
Net Capital Before Haircuts on Securities Positions		7,985
Haircuts on Securities		-
NET CAPITAL	$	7,985
AGGREGATE INDEBTEDNESS	$	-
REQUIRED CAPITAL	$	5,000
EXCESS CAPITAL AT 1,000 PERCENT	$	2,985
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITA		0.00%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL		0.00%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net Capital, as Reported in Company's Part II (unaudited) Focus Report	$	7,985
Net Capital per Above	$	7,985

See the independent auditors' report and the accompanying notes to financial statements.

GERSTLE, ROSEN & ASSOCIATES, P.A.

Certified Public Accountants

Mark R. Gerstle, C.P.A. *Robert N. Rosen, C.P.A.*

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Farrand Financial Services, LLC.
Boca Raton, FL

In planning and performing our audit of the consolidated financial statements of Farrand Financial Services, LLC. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

One Turnberry Place
19495 Biscayne Boulevard
Suite 705
Aventura, Florida 33180
Dade (305) 937-0116
Broward (954) 389-1616
Boca Raton (561) 347-8917
Palm Beach (561) 687-2192
Fax (305) 937-0128

Compson Financial Center
980 North Federal Highway
Suite 205
Boca Raton, Florida 33432
Phone (561) 447-4000
Fax (561) 447-4004

5100 Tamiami Trail North
Suite 103
Naples, Florida 34103
Phone (239) 262-1773
Fax (239) 263-0166

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance what assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gerstle, Rosen & Associates, P.A.

Gerstle, Rosen & Associates, P.A.
Boca Raton, Florida
February 20, 2004